December 16, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	rVue Holdings, Inc.
Form 10-K for the Year ended January 31, 2010
Filed March 11, 2010

Form 8-K
Filed May 19, 2010, as amended
File No. 333-158117

Form 10-Q for the quarter ended September 30, 2010
Filed November 12, 2010, as amended

Dear Mr. Spirgel:

We are securities co-counsel to rVue Holdings, Inc. (the “Company”).  We hereby respond to the staff’s comment letter dated December 10, 2010 with respect to the above-referenced filings and reports.

For the convenience of the staff, we have reproduced each of the staff’s comments below and provide our response in the immediately following paragraph.

Form 8-K filed on May 19, 2010

Description of Our Business, page seven

1.
We note your disclosure added in response to comment two from our letter dated November 29, 2010 that you provide Accenture and Mattress Firm content production and technical services on a monthly basis for a fixed monthly payment resulting in total monthly revenue of approximately $33,000.  However, such amount does not reconcile with that disclosed on page 11 and it appears that you should be earning over $40,000 a month based on the Mattress Firm agreement alone (as provided by Section 15 of Exhibit 10.19).  Please advise and revise your disclosure to explain the apparent discrepancy.

Larry Spirgel
December 16, 2010

Our client believes that the current disclosure is accurate and that to the extent that the staff believes otherwise, any discrepancy is immaterial.   Our client affirms that the amounts stated for Network and Administrative Services for Accenture and Mattress Firm content production and technical services on a monthly basis resulting in total monthly revenue of approximately $33,000, as previously disclosed on pages 11-12 and elsewhere, and currently disclosed on page 1-3 and elsewhere, in the Quarterly Report on Form 10Q/A filed December 2, 2010 (the “Quarterly Report”) and in the Company’s Current Report on Form 8-K/A dated as of May 13, 2010 (Amendment No. 4)(the “Current Report”), are consistent with receipts from such firms during the relevant reporting periods.  We do not believe there is any discrepancy between the recorded revenue and the stated disclosures which requires further amendment to the Quarterly Report or Current Report.  Our client believes that the Mattress Firm agreement (referenced in the staff’s comment) is not a material contract or agreement and in addition that it would be materially false and misleading to describe the written contract terms (as described by the staff) in a manner other than to provide actual contractual revenues realized in accordance with the Company’s books and records.  Our client has previously filed as Exhibit 10.19, at the request of the staff, the only agreement that our client’s predecessor had with Mattress Firm and there is no current understanding that the agreement will be or is required to be amended, nor is it anticipated that our client will inform its customer that there is any default or deficiency in their performance of the agreement.

We take note that the staff has expressed the view that the staff believes there is a discrepancy since the Company “should be” earning over $40,000 per month based upon the Mattress Firm agreement alone.  However the Company’s failure to generate such amount is not material, and is not a departure from the Company’s expectations, and we strongly disagree that the staff’s view as to what the Company theoretically “should be” earning should replace the Company’s actual experience under any circumstances, as the staff has no basis to assert what the Company should or could earn from a contract or otherwise.  Registrants who are responsible for such disclosures have the exclusive obligation to assure that their disclosures are accurate.  Our client believes all agreements and understandings are being performed in accordance with their terms and expectations and service levels actually delivered and as may from time to time be orally or otherwise modified by the Company.

Larry Spirgel
December 16, 2010

2.
Expand your disclosure relating to your assumption of certain contract work from Argo for Accenture, AutoNation, and Mattress Firm on page 11 to disclose the material terms of, and file any written agreements relating to, such arrangements.

All material written customer contracts and agreements not entered in the ordinary course of business, in existence as of the filing date of the Quarterly Report or Current Report, have been filed.  The agreements referenced by the staff which the staff describes as contracts that were assumed for “contract work” from Argo for Accenture, AutoNation, and Mattress Firm described on page 11 are considered by the Company to be immaterial.  Such contracts as ordinarily accompany the kind of business conducted by the Company are by definition not required to be filed.  In accordance with Paragraph (10) of Item 601 of Regulation S-K such contracts are not considered material, and are not required to be filed as Exhibits.  Inasmuch as there are no material terms of these agreements, and the agreements are not themselves viewed as material, no further disclosure is required.   Please also see response to Comment No. 3, below.

3.
We note your disclosure added to page seven of your Form 8-K/A and page one of your Form 10-Q/A in response to comment two from our letter dated November 29, 2010 that you expect to continue to receive revenues from Mattress Firm and Accenture during the next twelve months.  However, Exhibits 10.19 and 10.20 indicate that your contracts with these companies are set to expire on December 31, 2010 and have not yet been extended.  Please advise and revise your disclosure accordingly.

All information with respect to the Company’s expectation for revenues from Mattress Firm and Accenture as of the date of filing of the Quarterly Report and Current Report, have already been amply disclosed.  As noted in response to the staff’s Comment No. 2, above, and prior amendments, such contracts are not material and are not required to be filed, and have only been filed in response to the specific request of the staff.  The Company does not believe its current or future business to be substantially dependent on any of these contracts or on the contracts in the aggregate, and this partially is evidenced by the revenues actually generated therefrom as compared to the contractual amounts noted by the staff in its prior comments.  The Company maintains this view while fully recognizing that the customers have historically made up the majority of the Company’s continuing revenues during the relevant periods, as disclosed in the financial statements and narrative.  The Company’s revenues are dependent on the requested performance of services for these clients and not any contract.

Larry Spirgel
December 16, 2010

The Company is not required to retrospectively restate its filings or reports many months following a date of a filing because of future speculative events occurring or which might occur well past the filed date.  Where information gleaned by the staff which occurs months following the actual filing date might conjure questions with respect to whether an unexpired contract will be renewed, extended or continued under a future written agreement unknown to the Company, the Company elects not to speculate as to the outcome after December 31, 2010 of negotiations regarding such renewals or termination, in its prior 2010 reports.  The Company believes revenues will continue whether or not a contractual extension or amendment is obtained, which it views as unimportant to its continued revenue generation, as a result of services requested from the clients.

The Company has previously informed the staff and provided robust disclosure of its expectation that this aspect of its business will be of less, not greater, significance in the future.  Accordingly any further description of the contracts would, in the Company’s view, be potentially false and misleading and should be omitted.  As noted throughout the Quarterly Report and the Current Report, our client expects its business to consist principally of the pursuit of transaction fees, and not from servicing Accenture, Auto Nation or Mattress firm.  Accordingly the Company believes its current disclosure to be complete and accurate.

In its business narrative the Company has provided full disclosure required by Item 101 (c) with respect to all of the foregoing matters in each of its filings and reports.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

4.
We reissue comment five from our letter dated November 29, 2010.  Please revise this section and your Form 10-Q for the period ending September 30, 2010 to provide robust disclosure about your network and administrative services’ revenues as we note it remains the dominant contributor to the company’s overall revenues and, as noted above, it appears that your contracts for the majority of such revenues are set to expire on December 31, 2010.  Please revise to discuss in greater detail when your revenues in the network and administrative services segment are expected to stop.  Please revise to clarify why you have not generated any significant revenues from transaction fees, which would appear to be the main focus of your business.  Please also include a robust discussion of the prospects for your business over the next quarter and for the next 12 months.

Larry Spirgel
December 16, 2010

As noted in the responses above, the Company has previously revised its disclosure at the request of the staff to emphasize the waning importance in the Company’s plans of network and administrative services while inserting the Company’s robust disclosure of the changing nature of the Company’s business model and prospects, insofar as the Company believes it is able to accurately and effectively do so.  The Company hereby supplementally expands its prior response to comment No. 5, responding to the staff’s letter dated November 29, 2010, by clarifying that the Company has nowhere in its filings stated (as the staff suggests in its comment) that it expects revenues in the network and administrative services segment “to stop”.  To the contrary, the Company has stated in the Quarterly Report and the Current Report that the Company expects to continue to receive revenues from services provided to these sources.

The Current Report and Quarterly Report are required to provide information known as of their respective dates, and speculation by the staff contrary to the Company’s disclosure is not warranted.  We believe that the staff has placed undue emphasis on its reading of certain contracts that have termination dates.  As noted above, these contracts are not material contracts.  Despite the termination date of a contract, the Company expects to continue to perform services.  The contracts have been filed at the specific request of the staff and are therefore publicly available.  They represent a declining and immaterial component of the business not warranting further emphasis or importance.

As to the staff’s request that disclosure be included as of May 13, 2010 (the date of the Current Report) and as of September 30, 2010 (the end of the Quarterly Report reporting period) speculating as of  future sources of the Company’s revenues “after September 30, 2010” we do not believe that it is required nor would it be useful to readers or appropriate to speculate as to information subsequently garnered during a period of staff comments, but outside the filing dates of these reports, to be retrospectively inserted in a prior period filing (in the case of the Current Report, for example, seven months after the drafting and filing date).  Accordingly, no further amendment to the Current Report or Quarterly Report is warranted.  We believe the Company has provided an adequate and robust discussion of the business plans over the next quarter and twelve months in the Current Report and Quarterly Report as heretofore filed.

Larry Spirgel
December 16, 2010

We believe and request your concurrence that the foregoing fully responds to the staff’s comments contained in the letter dated December 10, 2010.  Should you not be in agreement we request a telephone conference with yourself and the chief counsel’s office regarding the comments as soon as possible in order to conclude this matter.  If you have any questions please do not hesitate to contact the undersigned at 212-981-6766 (direct).

Sincerely,

/s/ Harvey Kesner

Harvey Kesner

cc:	John Zitko, Esq. (SEC)
David Loppert, CFO, rVue Holdings, Inc.